

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

June 26, 2009

By facsimile to (954) 491-1187 and U.S. Mail

Mr. Neil J. Katz
Chairman and Chief Executive Officer
Parlux Fragrances, Inc.
5900 North Andrews Avenue, Suite 500
Fort Lauderdale, FL 33309

Re: Parlux Fragrances, Inc.
        Preliminary Proxy Statement on Schedule 14A
        Filed June 2, 2009
        File No. 0-15491

Dear Mr. Katz:

        We have limited our review of your filing to those issues that we have addressed in our comments. Where indicated, we think that you should revise your document in response to these comments. If you disagree, we will consider your explanation why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1. Disclosures indicate that Parlux Fragrances:

    •   Has 6,484,500 shares of common stock reserved for potential future issuance which include four million shares of common stock underlying warrants issued in connection with specified sublicense agreements.

- Will issue additional warrants to purchase an aggregate of up to eight million shares of common stock if it obtains shareholder approval of the authorized share amendment proposal and warrant issuance proposal.

Please expand the disclosure throughout the proxy statement to discuss any material dilutive effects of the potential exercise of up to 12 million warrants on Parlux Fragrances' shares of common stock. Additionally, to the extent that the exercise of up to 12 million warrants may result in a change of control of Parlux Fragrances, discuss the material consequences or effects for both Parlux Fragrances and its unaffiliated common stockholders.

2. We note that you have filed a Form 8-K dated April 3, 2009 disclosing the agreements with Iconic Fragrances, LLC as an entry into a material definitive agreement under Item 1.01. Please tell us where you have filed these agreements as exhibits on EDGAR.

Proposal No. 2 – Warrant Issuance Proposal, page 6

3. We note your disclosure regarding the April 3, 2009 letter agreement on page 7. Please revise your disclosure to simplify and clarify your description of this agreement. Also describe in greater detail the general effect of this letter agreement on the rights of existing security holders in the event of a Fundamental Transaction. Similarly, revise your disclosure on page 9 relating to a "special transaction."

Incorporation of Documents by Reference, page 13

4. Please include Parlux Fragrances' Commission file number for filings made under the Exchange Act.

Form of Proxy

5. Please revise the form of proxy to identify it clearly as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Closing

As appropriate, please file a revised preliminary proxy statement and respond to the comments within 10 business days or tell us when you will provide us a response. You may wish to provide us marked copies of the revised preliminary proxy statement to expedite our review. Please furnish a cover letter with your revised preliminary proxy statement that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised preliminary proxy statement and response to our comments.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings includes all information investors required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures that they have made.

In connection with responding to our comments, please provide in writing a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Brigitte P. Lippmann, Senior Attorney, at (202) 551-3713 with any questions regarding our comments and related matters.

Very truly yours,

Pamela A. Long
Assistant Director